Exhibit 2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merus N.V.:

We consent to the incorporation by reference in the registration statement (No. 333-218432) on Form F-3 and F-3/A of Merus N.V. of our report dated April 30, 2018, except as to Note 4 which is as of December 27, 2018, with respect to the consolidated financial position of Merus N.V. as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in this Form 6-K of Merus N.V. dated December 27, 2018. Our report refers to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

December 27, 2018